Cyber Crucible

www.cybercrucible.com
info@cybercrucible.com

Cyber Crucible dedicates substantial resources to maintaining the stability and reliability of its software.

Managed Updates



Cyber Crucible customers have complete control over when updates are applied. Our managed update system allows you to approve new versions only after thorough testing, ensuring that your critical systems remain unaffected by unforeseen issues.

WHCP Certification



All of our software undergoes rigorous testing and certification by Microsoft. This certification is a testament to our commitment to security, reliability, and manageability, ensuring that our solutions meet the highest industry standards.

Proprietary Kernel QA



We developed an innovative kernel-level driver testing framework that uses artificial intelligence, deep memory analysis, and unique kernel visibility sensors. As a result, our customer-installed software offers exceptional stability, compatibility, and resilience against hacker attacks. This invention enables our software to self-heal and maintain seamless functionality.

At Cyber Crucible, we are experts in preventing business interruptions, not causing them.